

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2012

Via E-mail
Mark S. Elliott
President
Premier Alliance Group, Inc.
4521 Sharon Road, Suite 300
Charlotte, NC 28211

  Re: Premier Alliance Group, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2010
    Filed March 31, 2011
    File No. 000-50502

Dear Mr. Elliott:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Craig D. Wilson

        Craig D. Wilson
        Sr. Assistant Chief Accountant

cc: Via E-Mail
  Stuart M. Sieger, Ruskin Moscou Faltischek, P.C.